Exhibit 99.71

Elemental Altus Notes Continued Growth at Royalty Assets with A$250m Laverton Acquisition and Hercules Maiden Reserve

Vancouver, British Columbia--(Newsfile Corp. - May 28, 2025) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or "the Company") notes the recent announcement by Focus Minerals Limited (ASX: FML) ("Focus") reporting the sale of their Laverton assets ("Laverton Project") in Western Australia, to Genesis Minerals Limited (ASX: GMD) ("Genesis"). Elemental Altus holds an uncapped 2% gross revenue royalty over a significant portion of the project.

The Company also notes the recent announcement by Northern Star Resources Limited (ASX: NST) ("Northern Star") reporting a maiden Mineral Resource and Ore Reserve Estimate1 at the Hercules Discovery ("Hercules"), part of the South Kalgoorlie Operations ("SKO") in Western Australia. Elemental Altus holds a A$10 per ounce production royalty and an A$1 million Discovery Bonus over a significant portion of the project.

Laverton Highlights

•	A$5 billion Australian miner Genesis to acquire Laverton Project for A$250 million
•	Genesis notes the clear potential for Laverton to supply open pit and underground ore to their operating 3 Mtpa Laverton mill approximately 30 km away
•	All Resource and Reserve material covered by the Elemental Altus Laverton royalty lies within granted Mining Leases
•	Immediate priorities for Genesis include:

o	Infill and extensional drilling with substantial scope for Resource growth
o	Studies to incorporate multiple oxide and transitional open pits into Laverton mine plan
o	Staged mill expansion studies at Laverton
o	Exploration over the highly prospective tenement package

•	Elemental Altus royalty coverage includes the following JORC 2012 Mineral Resource and Ore Reserve Estimates[1,2]:

o	Indicated Mineral Resource Estimate of 12.9 Mt @ 1.8 g/t Au for 754,000 ounces
o	Inferred Mineral Resource Estimate of 9.5 Mt @ 3.3 g/t Au for 1,024,000 ounces

Including:

o	Probable Ore Reserve Estimate of 3.3 Mt @ 2.2 g/t Au for 238,000 ounces

SKO Highlights

•	Elemental Altus has a royalty of A$10 per ounce on SKO plus a Discovery Bonus of A$1 million for each new ore body with production and/or Reserves greater than 250,000 ounces of gold
•	Northern Star have released the following maiden JORC 2012 Mineral Resource and Ore Reserve Estimates at their recent Hercules Discovery[3]:

o	Indicated Mineral Resource Estimate of 7.4 Mt @ 2.1 g/t Au for 491,000 ounces
o	Inferred Mineral Resource Estimate of 5.9 Mt @ 2.2 g/t Au for 425,000 ounces

Including:

o	Probable Ore Reserve Estimate of 2.4 Mt @ 3.1 g/t Au for 246,000 ounces

•	A$1 million Discovery Bonus is payable upon a 4,000 ounce Reserve increase at Hercules
•	The Hercules deposit is amenable to mining by both open pit and underground methods and it is expected that any future mining will be processed at the Kanowna Belle processing facility
•	Multiple exploration holes demonstrate continued mineralisation at depth beyond the currently defined resource
•	Additional definition drilling is planned for FY 2026 focused on expanding underground reserves

Frederick Bell, CEO of Elemental Altus, commented:

"The recent developments at Laverton and Hercules highlight the material value embedded across our Australian royalty portfolio. The acquisition of the Laverton Project by Genesis Minerals for A$250 million significantly upgrades the Company's development portfolio and adds to organic growth going forward.

With the vast majority of the project on existing Mining Leases there is the ability to fast-track production to Genesis' Laverton mill, which is currently toll treating 3rd party ore. Excitingly, the discovery potential across the tenement package can also nowbe realised, with Genesis noting the immense exploration upside. With our uncapped 2% gross revenue royalty covering approximately 1.8 million ounces of gold, similar to our cornerstone Karlawinda royalty, Laverton has the potential to growinto a future cornerstone asset for the Company.

At Hercules, Northern Star's maiden Resource and Reserve Estimate delivered approximately 900,000 ounces of gold, which marks a major milestone and confirms the project's scale and development potential. A royalty over the newand fast-growing Hercules discovery at Northern Star's major Kalgoorlie operations in Australia is a valuable asset that was previously unrecognised. The Company's A$10 per ounce royalty, with additional discovery bonuses, highlights the value within the Company's wider exploration and development portfolio."

Laverton (2% Gross Revenue Royalty)

Figure 1: Elemental Altus Laverton Project Royalty Coverage

To view an enhanced version of this graphic, please visit:
https://images.newsfilecorp.com/files/8358/253650_ea1en.jpg

The Laverton Project covers several Archaean greenstone belts north-northeast of Kalgoorlie which host a range of orogenic lode gold deposits, typical of the Western Australian Yilgarn Eastern Goldfields. The Laverton district is one of the best endowed gold regions in Australia with over 28,000,000 ounces of gold produced in recent history. Elemental Altus' royalty covers 67 km2 of the Laverton Project, encompassing the following deposits:

•	Beasley Creek and Beasley Creek South

•	The Chatterbox Trend, including Apollo, Eclipse, Innuendo, Rumor

•	The Lancefield-Wedge Trend, including Telegraph and Wedge-Lancefield North

•	The historic Underground Lancefield Gold Mine

The wider Laverton project has the following JORC 2012 compliant Mineral Resource and Ore Reserve Estimates1, over which Elemental Altus has partial coverage:

•	Indicated Mineral Resource Estimate of 45.0 Mt @ 1.5 g/t Au for 2,100,000 ounces

•	Inferred Mineral Resource Estimate of 23.0 Mt @ 2.1 g/t Au for 1,600,000 ounces

Including:

•	Probable Ore Reserve Estimate of 13.0 Mt @ 1.3 g/t Au for 546,000 ounces

Genesis notes the clear potential for Laverton to supply open pit and underground ore to Genesis' operating 3 Mtpa Laverton mill approximately 30 km away. The mill is currently designed for standard CIL/CIP processing of free milling ores, comprising a jaw crusher and ball mill, CIL tanks and an elution circuit. Genesis is investigating staged expansion opportunities, including an additional ball mill, increased leaching capacity and a crushing circuit upgrade. The new operator is also investigating the possible inclusion of refractory gold deposits, and these studies could potentially include restarting the Lancefield underground mine, with an Inferred Resource of 790,000 ounces at 6.3 g/t Au2, under Elemental Altus' royalty coverage area, which could be used to supplement future mill feed.

Hercules (A$10/oz Royalty plus Discovery Bonus)

Figure 2: Elemental Altus SKO Project Royalty Coverage

To view an enhanced version of this graphic, please visit:
https://images.newsfilecorp.com/files/8358/253650_ea2en.jpg

The Hercules deposit is located approximately 20 km west of the Hampton-Boulder-Jubilee ("HBJ") deposit and approximately 55 km from the Kanowna Belle processing facility. The project lies within the historically producing Penfolds camp of deposits (Fuji, Penfolds, Erebus, and Greenback). After discovery in 2023, a campaign of resource definition drilling resulted in an initial combined open pit and underground Indicated Mineral Resource of 7.4 Mt @ 2.1 g/t Au for 491,000 ounces, and an Inferred Mineral Resource of 5.9 Mt @ 2.2 g/t Au for 425,000 ounces3 over which Elemental Altus has 100% coverage.

The Mineral Resource currently extends to a depth of 350 m below surface, however multiple deep exploration holes have returned positive assay results over 300 m below the Mineral Resource. Results include 6.1 m @ 14.7 g/t Au, 6.0 m @ 12.9 g/t Au and 19.4 m @ 6.4 g/t Au, demonstrating that mineralisation continues at depth. In late 2024, an area of higher-grade mineralisation was targeted with close-spaced drilling to improve the understanding of the short-range grade variability. This drilling increased confidence in the Indicated Mineral Resource allowing the calculation of an underground Probable Ore Reserve of 246,000 ounces. The Hercules Ore Reserve Estimate is based on detailed mine development and stope designs completed to a preliminary feasibility study standard minimum.

Much of the currently defined Hercules deposit is amenable to mining by open pit or underground methods. Higher grade ore extraction is being considered first by way of underground long hole stoping, with access to lateral ore drives by a decline from the base of a nearby historical open pit. Subsequently, remnant lower grade material can be extracted via open pit mining.

Northern Star expect that any future ore produced at the Hercules deposit will be processed at the Kanowna Belle processing facility (19 km northeast of Kalgoorlie and approximately 55 km from Hercules). The plant has the capability to treat both refractory and free milling ores, using either the flotation circuit and concentrate roaster circuit, including carbon-in-leach (CIL) gold recovery, or directly to a CIL circuit. Metallurgical test work based on the current processing circuit indicates that 89% recovery of the contained gold is achievable3.

Additional resource definition drilling is planned for FY 2026, with the aim to expand and further delineate the underground Mineral Resource and Ore Reserve at Hercules. This discovery highlights the future potential that exists across the broader Kalgoorlie region, including from Elemental Altus's royalty area, which is within easy trucking distance to Northern Star's processing hubs.

SKO (A$10/oz Royalty plus Discovery Bonus)

The South Kalgoorlie Operations are located in Kalgoorlie, Western Australia, within the prolific Eastern Goldfields Superterrane. Gold mineralisation is associated with greenstones with volcano-sedimentary rocks in multiple orogenic lode gold style deposits, controlled by generally NNW-trending shear zones; and minor paleoplacer deposits.

In addition to Hercules, Elemental Altus' royalty coverage includes the long-term producing underground HBJ gold mine complex, owned and operated by Northern Star since 2018. The mine is a primary source of ore feed of Northern Star's regional Kalgoorlie Operations, providing ore to both the Kanowna Belle and KCGM mills.

Northern Star has also updated the Mineral Resource and Reserve estimates for the wider SKO project3 (inclusive of Hercules and HBJ), over which Elemental Altus has partial coverage:

•	Measured and Indicated Mineral Resource Estimate of 22.4 Mt @ 2.8 g/t Au for 1,992,000 ounces
•	Inferred Mineral Resource Estimate of 14.4 Mt @ 2.5 g/t Au for 1,162,000 ounces

Including:

•	Proven and Probable Ore Reserve Estimate of 6.1 Mt @ 3.6 g/t Au for 714,000 ounces

Due to recent project advancements, Elemental Altus has decided to consolidate the two royalty areas (previously referred to as "HBJ" and "Hercules") into one larger area of interest, to be referred to as "SKO", covering a total of 177 km2 of Northern Star's licence area.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

(TSXV: ELE) | (OTCQX: ELEMF) | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Notes

1)       Genesis Minerals Limited ASX release titled "Genesis eyes further growth in production and cashflow with the acquisition of Laverton Gold Project", dated May 25, 2025, at https://genesisminerals.com.au/.

2)       Focus Minerals Limited Annual Report for the year ended December 31, 2024, at https://www.focusminerals.com.au/

3)       Northern Star Resources Limited ASX release titled "Annual Mineral Resources and Ore Reserves. Statement", dated May 15, 2025, and effective March 31, 2025, at https://www.nsrltd.com/

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Market and industry data

This news release includes market and industry data and forecast that were obtained from third-party sources, industry publications and publicly available information. Third-party sources generally state that the information therein has been obtained from sources believed to be reliable, but there can be no assurances as to the accuracy or completeness of included information. Although management believes it to be reliable, management has not independently verified any of the data from third-party sources referred to in this news release or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

JORC Code

Certain Resource and Reserve estimates covering properties related to certain mining assets in this corporate presentation have been prepared in reliance upon the JORC Code. Estimates based on JORC Code are recognized under NI 43-101 in certain circumstances. In each case, the Mineral Resources and Mineral Reserves included in this presentation are based on estimates previously disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates. Accordingly, the Company is not able to reconcile the Resource and Reserve estimates prepared in reliance on JORC Code with that of CIM definitions. The Company previously sought confirmation from its Qualified Person who is experienced in the preparation of Resource and Reserve estimates using CIM and JORC Code, of the extent to which an estimate prepared under JORC Code would differ from that prepared under CIM definitions. The Company was advised that, while the CIM definitions are not identical to those of JORC Code, the Resource and Reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar Reserve and Resource estimates.

Cautionary Note to U.S. Investors

Concerning Estimates of Measured, Indicated or Inferred Resources This corporate presentation uses the terms "measured", "indicated", and "inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred Mineral Resources mat not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or part of an inferred Mineral Resource exist, or is economically or legally mineable.

Cautionary note regarding forward-looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, "forward-looking statements"), concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold; the estimation of mineral reserves and mineral resources; the realization of Mineral Reserve estimates; the Company's growth prospects; the Company's estimated 2025 revenues; and the timing and amount of estimated future production. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans," "expects" or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate," "believes," "projects" or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might" or "will be taken," "occur" or "be achieved." Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, volatility in the price of gold, discrepancies between anticipated and actual production by companies in our portfolio, risks inherent in the mining industry to which the companies in our portfolio are subject, regulatory restrictions, the impact of the current COVID-19 pandemic on the companies in our portfolio, activities by governmental authorities (including changes in taxation), currency fluctuations and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in our portfolio. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward- looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company's Annual Information Form dated April 29, 2024, filed under the Company's profile on SEDAR+ (www.sedarplus.ca) for a complete list of applicable risk factors. Investors are advised that National Instrument 43-101 Standards for disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators requires that each category of Mineral Reserves and Mineral Resources be reported separately. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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